
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 4561

July 26, 2006

Charles D. Morgan
Chairman of the Board and Company Leader
Acxiom Corporation
1 Information Way,
Little Rock, Arkansas 72203

> **Re:** **Acxiom Corporation**
> **Additional Soliciting Material filed on Schedule 14A**
> **Filed June 28, 2006 and July 11, 2006**
> **File No. 0-13163**

Dear Mr. Morgan:

We have reviewed the above referenced filings and have the following comments.

Definitive Additional Material filed on June 28, 2006

1. You disclose that ValueAct is a "fund beholden to its investors for short-term profits at the expense of other shareholders with a view toward greater profits over a longer term . . . ." All statements of opinion or belief must be clearly characterized as such and the filing party must have a reasonable basis for any statements of belief. Absent clear support for your assertions, you should avoid statements that impugn the character, integrity or reputation of ValueAct. <u>See</u> Note (b) to Rule 14a-9. In this regard, your future filings should consider that ValueAct made its initial investment in Acxiom in June of 2003.

2. You disclose that ValueAct's "investment in the board seats on companies that compete with Axciom create thorny conflicts of interest." As we note in the immediately preceding comment, each statement or assertion of opinion or belief made in your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. In this regard, support should be provided for your belief that ValueAct's involvement in other companies would create conflicts of interest if it held board seats in Acxiom.

3. We refer you to the statements that "the fact that there has been so little reported about Mr. Andreozzi's tenure at Lexis-Nexis suggests that this accomplishments were anything but stellar" and that Acxiom "would like to know whether Mr. Andreozzi is another of [ValueAct's] proposed candidates who in fact was asked to leave his prominent job after

a short tenure." Your filings must avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without specific factual foundation. Please provide the specific factual foundation for all such assertions made in the future to the staff on a supplemental basis or in the text of the document filed with the SEC. In this regard, we emphasize that the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Refer to Rule 14a-9.

Definitive Additional Material filed on July 11, 2006

4.   We note that you reference the fact that "Acxiom's Board of Directors meets all independent requirements." In your future filings, please clarify the standard by which you are making this determination. For example, to the extent that you are referring to the standards of the NASD, please disclose.

5.   You disclose that Acxiom believes that ValueAct nominees would be "unable to act as fiduciaries to other shareholders" because ValueAct has made an offer to buy Acxiom. To the extent that you continue to disclose this belief in future filings, please clearly explain the basis for your belief. As noted above, the basis of your beliefs should be self-evident or should be accompanied by support in the text of the document.

*   *   *   *

As appropriate, please amend your Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jay Ingram at (202) 551-3397, Jeffrey Werbitt at (202) 551-3456, or

Celeste Murphy, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3264 with any questions. If you need additional assistance, please contact me at (202) 551-3730.

                             Sincerely,

                             Barbara C. Jacobs
                             Assistant Director

cc.   Jerry Jones
       Acxiom Corporation
       By facsimile at 501-252-5610

       Selim Day, Esq.
       Wilson Sonsini Goodrich & Rosati
       By facsimile at 212-999-5899